__________________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)

CPFL ENERGIA S.A.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)
126153105
(CUSIP Number)

Wang Xinglei
State Grid International Development Limited
No. 15 West Chang’an Street, Xicheng District
Beijing, 100031
China
+86-10-60616621
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

____________________________________________________________________________________________________________

CUSIP No. 126153105	SCHEDULE 13D/A	Page 2 of 25 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) State Grid Corporation of China
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 964,521,902
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 964,521,902
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,521,902
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.7%(1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)               This calculation is based on the 1,152,254,440 common shares, without par value (the “Common Shares”), stated to be outstanding as of March 31, 2020 in the annual report on Form 20-F of CPFL Energia S.A., a corporation (sociedade por ações) incorporated and existing under the laws of the Federative Republic of Brazil (the “Issuer”) for the year ended December 31, 2019, filed with the United States Securities and Exchange Commission (the “SEC”) on April 24, 2020 (the “2019 20-F”).

CUSIP No. 126153105	SCHEDULE 13D/A	Page 3 of 25 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) State Grid Overseas Investment Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 964,521,902
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 964,521,902
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,521,902
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.7%(1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)               This calculation is based on the 1,152,254,440 Common Shares stated to be outstanding as of March 31, 2020 in the 2019 20-F.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 4 of 25 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) State Grid International Development Co., Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 964,521,902
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 964,521,902
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,521,902
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.7%(1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)               This calculation is based on the 1,152,254,440 Common Shares stated to be outstanding as of March 31, 2020 in the 2019 20-F.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 5 of 25 Pages

15		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) State Grid Overseas Investment (Europe) Limited
16		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (c) ☐ (d) ☒
17		SEC USE ONLY
18		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
19	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
20		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	21	SOLE VOTING POWER 0
	22	SHARED VOTING POWER 964,521,902
	23	SOLE DISPOSITIVE POWER 0
	24	SHARED DISPOSITIVE POWER 964,521,902
25		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,521,902
26	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
27		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.7%(1)
28		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 126153105	SCHEDULE 13D/A	Page 6 of 25 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) State Grid International Development Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 964,521,902
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 964,521,902
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,521,902
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.7%(1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)               This calculation is based on the 1,152,254,440 Common Shares stated to be outstanding as of March 31, 2020 in the 2019 20-F.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 7 of 25 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) International Grid Holdings Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 964,521,902
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 964,521,902
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,521,902
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.7%(1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)               This calculation is based on the 1,152,254,440 Common Shares stated to be outstanding as of March 31, 2020 in the 2019 20-F.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 8 of 25 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Top View Grid Investment Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 964,521,902
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 964,521,902
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,521,902
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.7%(1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)               This calculation is based on the 1,152,254,440 Common Shares stated to be outstanding as of March 31, 2020 in the 2019 20-F.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 9 of 25 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) State Grid Brazil Power Participações S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 964,521,902
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 964,521,902
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,521,902
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.7%(1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)               This calculation is based on the 1,152,254,440 Common Shares stated to be outstanding as of March 31, 2020 in the 2019 20-F.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 10 of 25 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ESC Energia S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 234,086,204
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 234,086,204
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,086,204
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%(1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)               This calculation is based on the 1,152,254,440 Common Shares stated to be outstanding as of March 31, 2020 in the 2019 20-F.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 11 of 25 Pages

(i)               State Grid Corporation of China, a state-owned enterprise of the People’s Republic of China (“SGCC”), (ii) State Grid Overseas Investment Limited, a private company limited by shares organized and existing under the laws of Hong Kong (“State Grid Overseas”), (iii) State Grid International Development Co., Ltd., a limited liability company organized and existing under the laws of the People’s Republic of China (“SGID Co.”), (iv) State Grid Overseas Investment (Europe) Limited, a corporation organized and existing under the laws of the British Virgin Islands (“State Grid Europe Overseas”), (v) State Grid International Development Limited, a private company limited by shares organized and existing under the laws of Hong Kong (“SGID”), (vi) International Grid Holdings Limited, a corporation organized and existing under the laws of the British Virgin Islands (“International Grid Holdings”), (vii) Top View Grid Investment Limited, a corporation organized and existing under the laws of the British Virgin Islands (“Top View Grid”), (viii) State Grid Brazil Power Participações S.A., a corporation (sociedade anônima) organized and existing under the laws of the Federative Republic of Brazil (“State Grid Brazil”) and (ix) ESC Energia S.A., a corporation (sociedade anônima) organized and existing under the laws of Brazil (“ESC,” and all of the foregoing, collectively, the “Reporting Persons”), hereby file this Amendment No. 7 (this “Amendment No. 7”) to amend and supplement the Schedule 13D filed with the SEC on January 23, 2017 (the “Original 13D”, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 17, 2017 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed with the SEC on July 7, 2017 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed with the SEC on October 31, 2017 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed with the SEC on December 1, 2017 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed with the SEC on April 18, 2019 (“Amendment No. 5”) and by Amendment No. 6 to Schedule 13D filed with the SEC on July 1, 2019, together with the Original 13D and this Amendment No. 7 and as amended hereby, the “Schedule 13D”)), with respect to the Common Shares of the Issuer. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original 13D.

Item 1.  Security and Issuer.

Item 1 is hereby amended and restated in its entirety as set forth below:

The title and class of equity securities to which this statement on Schedule 13D (“Schedule 13D”) relates are the Common Shares, without par value (the “Common Shares”), of CPFL Energia S.A., a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil (the “Issuer”). The Common Shares trade on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), a stock exchange located in Brazil. The address of the principal executive offices of the Issuer is Jorge de Figueiredo Correa Street, 1.632, parte, Jardim Professoa Tarcilia, Campinas, São Paulo, Brazil, 13087-397.

Item 2.  Identity and Background.

               Item 2 is hereby amended and restated in its entirety as set forth below:

               This Schedule 13D is filed jointly by the Reporting Persons. ESC is a direct subsidiary of State Grid Brazil. State Grid Brazil is a direct subsidiary of International Grid Holdings (which holds approximately 99.99% of State Grid Brazil’s equity interests) and Top View Grid (which holds approximately 0.01% of State Grid Brazil’s equity interests). International Grid Holdings and Top View Grid are each direct wholly-owned subsidiaries of SGID. SGID is a direct subsidiary of SGID Co. (which holds 100% of the common shares of SGID), State Grid Europe Overseas (which holds approximately 11% of the preferred shares of SGID) and State Grid Overseas (which holds approximately 89% of the preferred shares of SGID). SGID Co., State Grid Europe Overseas and State Grid Overseas are each direct wholly-owned and controlled subsidiaries of SGCC. The Reporting Persons have entered into a joint filing agreement with respect to the filing of this Schedule 13D, dated July 7, 2017, a copy of which is attached as Exhibit 1 hereto.

               The contact address of the principal executive offices of each of the Reporting Persons is No. 15 West Chang’an Street, Xicheng District, Beijing, 100031, People’s Republic of China.

               SGCC is a state-owned enterprise of the People’s Republic of China. SGCC’s principal business is the building and operating of power grids and the transmission, supply, purchase and sale of electricity power. SGCC operates regulated power transmission and distribution businesses in Australia, Brazil, China, Italy, the Philippines, Portugal, Hong Kong, Greece and Oman. State Grid Overseas and State Grid Europe Overseas each serve as platforms for SGCC’s overseas investment and financing. SGID Co. is a holding company and holds SGCC’s common shares in SGID. SGID is an overseas investment platform of SGCC and has energy investments in Australia, Brazil, Italy, the Philippines, Portugal and Hong Kong. International Grid Holdings and Top View Grid are holding companies that jointly hold SGID’s interests in State Grid Brazil. State Grid Brazil is a holding company formed for the purpose of (i) directly holding 100% of the equity interests of ESC, which directly holds 234,086,204 of the Common Shares of the Issuer beneficially owned by the Reporting Persons (or approximately 20.3% of the Common Shares of the Issuer stated to be outstanding as of March 31, 2020 in the 2019 20-F) and (ii) directly holding the remaining Common Shares of the Issuer beneficially owned by the Reporting Persons. ESC is a holding company formed for the purposes of holding Common Shares of CPFL.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 12 of 25 Pages

               The name, business address, present principal occupation or employment and citizenship of each director and executive officer, as applicable, of each of the Reporting Persons (each of such directors and officers, a “Covered Person” and collectively, the “Covered Persons”) are set forth on Schedule A attached hereto, which is incorporated into this Item 2 by reference.

               During the last five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Covered Persons, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as set forth below:

The Reporting Persons view their investment in the Issuer as a strategic opportunity, the principal purpose of which is to diversify their business portfolio and take advantage of synergies between the Issuer and existing transmission assets of the Reporting Persons, and to thereby strengthen their position in the Brazilian power sector. The Reporting Persons intend to exercise control over the Issuer’s business and operations.

As the Issuer announced on its Form 6-K furnished to the SEC on December 18, 2019, the Issuer first issued American Depositary Shares (“ADSs”) and listed them on the New York Stock Exchange (“NYSE”) in September 2004, mainly to promote trading in the Common Shares and to raise the visibility of the Issuer’s brand in the United States. The Issuer subsequently found that the economic rationale for maintaining a listing on the NYSE had declined due in part to (i) increases in trading volume of Brazilian stocks on the B3 in Brazil by overseas investors due to the internationalization of the Brazilian financial and capital markets, as well as the narrowing of the gap between U.S. and Brazilian disclosure standards with respect to financial reporting; and (ii) a decreasing trend in recent years in the trading volume of the Issuer’s ADSs on the NYSE.

On December 19, 2019, the Issuer furnished a Form 6-K to the SEC including the minutes of its December 18, 2019 board of directors’ meeting approving the Issuer’s intention to (i) terminate the Issuer’s deposit agreement in connection with its ADS program, (ii) delist the Issuer’s ADSs from the NYSE, and (iii) terminate the Issuer’s registration with the SEC. Following the termination of the Issuer’s deposit agreement, on January 28, 2020, the NYSE suspended trading in the Issuer’s ADSs and filed a Form 25 with the SEC to permanently remove the Issuer’s ADSs from listing on the NYSE. This removal became effective on February 10, 2020, when the Issuer furnished a Form 6-K to the SEC announcing the removal of its ADSs from listing and registration on the NYSE.

On May 8, 2020, the Issuer filed a post-effective amendment to its registration statement on Form F-3 to deregister unsold securities from registration, and the Issuer disclosed that it intends to file a Form 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act of 1934, as amended, or the Exchange Act, once the Issuer meets the criteria for terminating its reporting obligations under the Exchange Act.

In this context, the Reporting Persons seek to cause the Issuer to deregister as a public company in the United States, while the Issuer will maintain the listing of the Common Shares on the B3, and the Issuer will continue to be subject to applicable disclosure requirements under Brazilian laws and regulations.

The Reporting Persons review their investments on a continuing basis. Depending on overall market conditions, performance and prospects of the Issuer, subsequent developments affecting the Issuer, other investment opportunities available to the Reporting Persons, the market prices of the Common Shares and other investment considerations, the Reporting Persons may hold, vote, acquire or dispose of or otherwise deal with securities of the Issuer, or suggest or take a position with respect to the management, operations or capital structure of the Issuer, including by taking, proposing or supporting one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, in addition to those plans and actions described above.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 13 of 25 Pages

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with the Issuer’s shareholders, management, stockholders and third parties regarding the corporate governance, business operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals regarding the same.

Any of the foregoing actions may be effected from at any time or from time to time, subject to applicable law. Except as disclosed above, the Reporting Persons have no plans or proposals of the type referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as set forth below:

(a)-(b)   The responses of the Reporting Persons to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference. The Reporting Persons are in the aggregate beneficial owners of 964,521,902 Common Shares (or approximately 83.7% of the 1,152,254,440 Common Shares stated to be outstanding as of March 31, 2020 in the 2019 20-F) and (i) all of the Reporting Persons except for ESC have shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of, all of such Common Shares and (ii) ESC has shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of, 234,086,204 of such Common Shares (or approximately 20.3% of such Common Shares).

To the Reporting Persons’ knowledge, none of the Covered Persons directly owns any Common Shares; however, because each Covered Person is a director or executive officer of one or more Reporting Persons, each Covered Person may be deemed to be the beneficial owner of the Common Shares beneficially owned by the Reporting Person(s) for which they each serve as director or executive officer. Each of the Covered Persons hereby disclaims beneficial ownership of any Common Shares and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this Schedule 13D or that any such Covered Person is a member of a “group” for Section 13(d) purposes.

(c)          None of the Reporting Persons nor, to their knowledge, any of the Covered Persons, has effected any transactions in Common Shares during the past 60 days.

(d)          Except as disclosed in this Schedule 13D, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares covered by this statement on Schedule 13D.

(e)          Not applicable.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as set forth below:

Exhibit No.	Exhibit Description
1	Joint Filing Agreement, dated July 7, 2017, by the Reporting Persons.**
2	Share Purchase Agreement, dated September, 2, 2016, by and among State Grid Brazil, SGID, ESC, Camargo and each other Seller acceding thereto.*
3	Indirect Sale Notice and Accession Agreement, dated October 3, 2016, by Camargo, VBC and ESC.*
4	Seller Accession Agreement, dated October 6, 2016, by PREVI.*
5	Seller Accession Agreement, dated October 13, 2013, by the Bonaire Sellers.*
6	Deed of Termination of the Shareholders’ Agreement of CPFL Energia S.A., dated January 23, 2017, by and among ESC, PREVI, the Bonaire Shareholders and the Issuer.*
7	Power of Attorney, dated January 5, 2017, by SGID Co., SGID, International Grid Holdings, Top View Grid and State Grid Brazil.*
8	Power of Attorney, dated January 5, 2017, by State Grid Overseas and State Grid Europe Overseas.*
9	Power of Attorney, dated June 30, 2017, by ESC.**
*	Filed with the Original 13D on February 1, 2017.
**	Filed with the Amendment No. 2 on July 7, 2017.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 14 of 25 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2020

STATE GRID CORPORATION OF CHINA

By:   /s/ Mao Weiming
Name:          MAO WEIMING
Title:            EXECUTIVE CHAIRMAN

STATE GRID OVERSEAS INVESTMENT LIMITED

By:   /s/ Wang Xinglei
Name:          WANG XINGLEI
Title:            ATTORNEY-IN-FACT

STATE GRID OVERSEAS INVESTMENT (EUROPE) LIMITED

By:   /s/ Wang Xinglei
Name:          WANG XINGLEI
Title:            ATTORNEY-IN-FACT

STATE GRID INTERNATIONAL DEVELOPMENT CO., LTD.

By:   /s/ Wang Xinglei
Name:          WANG XINGLEI
Title:            ATTORNEY-IN-FACT

CUSIP No. 126153105	SCHEDULE 13D/A	Page 15 of 25 Pages

STATE GRID INTERNATIONAL DEVELOPMENT LIMITED

By:   /s/ Wang Xinglei
Name:          WANG XINGLEI
Title:            ATTORNEY-IN-FACT

INTERNATIONAL GRID HOLDINGS LIMITED

By:   /s/ Wang Xinglei
Name:          WANG XINGLEI
Title:            ATTORNEY-IN-FACT

TOP VIEW GRID INVESTMENT LIMITED

By:   /s/ Wang Xinglei
Name:          WANG XINGLEI
Title:            ATTORNEY-IN-FACT

STATE GRID BRAZIL POWER PARTICIPAÇÕES S.A.

By:   /s/ Wang Xinglei
Name:          WANG XINGLEI
Title:            ATTORNEY-IN-FACT

ESC ENERGIA S.A.

By:   /s/ Wang Xinglei
Name:          WANG XINGLEI
Title:            ATTORNEY-IN-FACT

CUSIP No. 126153105	SCHEDULE 13D/A	Page 16 of 25 Pages

SCHEDULE A

Schedule A is hereby amended and restated in its entirety as set forth below:

DIRECTORS AND EXECUTIVE OFFICERS OF STATE GRID CORPORATION OF CHINA

The following table sets forth the name and present principal occupation or employment of each director and executive officer of SGCC. The business address of each such person is No. 86, West Chang’an Street, Xicheng District, Beijing, 100031, People’s Republic of China, and all of the directors and executive officers are citizens of the People’s Republic of China.

NAME	PRESENT EMPLOYMENT

Mao Weiming	Executive Chairman of SGCC
Xin Baoan	President of SGCC
Han Jun	Member of the Board of SGCC
Huang De’an	Chief Compliance Officer, Executive Board Member of SGCC
Luo Qianyi	Executive Board Member, Chief Financial Officer of SGCC
Liu Zehong	Executive Vice President of SGCC
Zhang Zhigang	Executive Vice President of SGCC

CUSIP No. 126153105	SCHEDULE 13D/A	Page 17 of 25 Pages

DIRECTORS AND EXECUTIVE OFFICERS OF STATE GRID OVERSEAS INVESTMENT LIMITED

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of State Grid Overseas. All of the directors and executive officers are citizens of the People’s Republic of China.

NAME	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS
Sun Jianxing	Chairman, State Grid Overseas	Suite 1304, 13F, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong
Yao Yousheng	Chief Executive Officer and Director, State Grid Overseas	Suite 1304, 13F, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong
Yang Fuzhong	Director, State Grid Overseas	No. 86, West Chang'an Street, Xicheng District, Beijing, 100031, China
Li Yong	Director, State Grid Overseas	Suite 1304, 13F, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong
Zhang Lifang	Director, State Grid Overseas	Suite 1304, 13F, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong

CUSIP No. 126153105	SCHEDULE 13D/A	Page 18 of 25 Pages

DIRECTORS AND EXECUTIVE OFFICERS OF STATE GRID INTERNATIONAL DEVELOPMENT CO., LTD.

The following table sets forth the name and present principal occupation or employment of each director and executive officer of SGID Co. The business address of each such person is No. 15, West Chang’an Street, Xicheng District, Beijing, 100031, People’s Republic of China, and all of the executive officers are citizens of the People’s Republic of China.

Name	PRESENT EMPLOYMENT
Hu Yuhai	Chairman, SGID Co.
Li Haixiang	Director, Chief Executive Officer, SGID Co.
Duan Guangming	Director, Senior Vice President, SGID Co.
Jiang Xiaojun	Senior Vice President, SGID Co.
Li Hong	Chief Financial Officer, SGID Co.
Li Lequan	Senior Vice President, SGID Co.
Zheng Aimin	Head of Discipline Inspection Group of the Party Committee, SGID Co.
Liu Yanli	Senior Vice President, SGID Co.
Wang Zijian	Director, Senior Vice President, Chairman of Labour Union, SGID Co.
Yu Jun	External Director, SGID Co.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 19 of 25 Pages

DIRECTORS AND EXECUTIVE OFFICERS OF STATE GRID OVERSEAS INVESTMENT (EUROPE) LIMITED

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of State Grid Europe Overseas. All of the directors and executive officers are citizens of the People’s Republic of China.

NAME	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS
Sun Jianxing	Director, State Grid Europe Overseas	Suite 1304, 13F, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong
Li Yong	Director, State Grid Europe Overseas	Suite 1304, 13F, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong
Zhang Lifang	Director, State Grid Europe Overseas	Suite 1304, 13F, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong

CUSIP No. 126153105	SCHEDULE 13D/A	Page 20 of 25 Pages

DIRECTORS OF STATE GRID INTERNATIONAL DEVELOPMENT LIMITED

The following table sets forth the name, business address and present principal occupation or employment of each director of SGID. All of the directors are citizens of the People’s Republic of China.

NAME	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS
Hu Yuhai	Director of SGID; Chairman of SGID Co.	No. 15, West Chang’an Street, Xicheng District, Beijing, 100031, China

Chen Daobiao	Director of SGID	Suite 1304, 13F, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong

CUSIP No. 126153105	SCHEDULE 13D/A	Page 21 of 25 Pages

DIRECTORS OF INTERNATIONAL GRID HOLDINGS LIMITED

The following table sets forth the name and present principal occupation or employment of each director of International Grid. International Grid has no executive officers. The business address of each such person is No. 15 West Chang’an Street, Xicheng District, Beijing, 100031, People’s Republic of China, and all of the directors are citizens of the People’s Republic of China.

Name	PRESENT PRINCIPAL OCCUPATION
Jiang Xiaojun	Director of International Grid; Senior Vice President, SGID Co.

Li Hong	Director of International Grid; Chief Financial Officer, SGID Co.

Li Lequan	Director of International Grid; Senior Vice President, SGID Co.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 22 of 25 Pages

DIRECTORS OF TOP VIEW GRID INVESTMENT LIMITED

The following table sets forth the name and present principal occupation or employment of each director of Top View Grid. Top View Grid has no executive officers. The business address of each such person is No. 15, West Chang’an Street, Xicheng District, Beijing, 100031, People’s Republic of China, and all of the directors are citizens of the People’s Republic of China.

NAME	PRESENT PRINCIPAL OCCUPATION
Jiang Xiaojun	Director of Top View Grid; Senior Vice President, SGID Co.

Li Hong	Director of Top View Grid; Chief Financial Officer, SGID Co.

Li Lequan	Director of Top View Grid; Senior Vice President, SGID Co.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 23 of 25 Pages

EXECUTIVE OFFICERS OF STATE GRID BRAZIL POWER PARTICIPAÇÕES S.A.

Wen Bo, Chang Zhongjiao, Liu Yunwei, Liu Mingyan, Pan Yuehui and Chai Jiyong are the executive officers of State Grid Brazil. The business address of each executive officer is Rua Gustavo Armbrust, No. 36, 10th floor, Vila Nova Campinas, Campinas, State of São Paulo, ZIP 13092-106, Brazil, and all of the executive officers are citizens of the People’s Republic of China.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 24 of 25 Pages

EXECUTIVE OFFICERS OF ESC ENERGIA S.A.

Qu Yang and Pan Yuehui are the executive officers of ESC. The business address of Qu Yang is Avenida Presidente Juscelino Kubitschek, No. 1909, 27th floor, room 11, Vila Nova Conceição, Zip Code 04.543-907, São Paulo, State of São Paulo, Brazil, and the business address of Pan Yuehui is Rua Gustavo Armbrust, No. 36, 10th floor, Vila Nova Campinas, Campinas, State of São Paulo, ZIP 13092-106, Brazil, and all of the executive officers are citizens of the People’s Republic of China.

CUSIP No. 126153105	SCHEDULE 13D/A	Page 25 of 25 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit Description
1	Joint Filing Agreement, dated July 7, 2017, by the Reporting Persons.**
2	Share Purchase Agreement, dated September, 2, 2016, by and among State Grid Brazil, SGID, ESC, Camargo and each other Seller acceding thereto.*
3	Indirect Sale Notice and Accession Agreement, dated October 3, 2016, by Camargo, VBC and ESC.*
4	Seller Accession Agreement, dated October 6, 2016, by PREVI.*
5	Seller Accession Agreement, dated October 13, 2013, by the Bonaire Sellers.*
6	Deed of Termination of the Shareholders’ Agreement of CPFL Energia S.A., dated January 23, 2017, by and among ESC, PREVI, the Bonaire Shareholders and the Issuer.*
7	Power of Attorney, dated January 5, 2017, by SGID Co., SGID, International Grid Holdings, Top View Grid and State Grid Brazil.*
8	Power of Attorney, dated January 5, 2017, by State Grid Overseas and State Grid Europe Overseas.*
9	Power of Attorney, dated June 30, 2017, by ESC.**
*	Filed with the Original 13D on February 1, 2017.
**	Filed with the Amendment No. 2 on July 7, 2017.